SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)
                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULE 13d-1(b), (c) AND (d)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                               (AMENDMENT NO. 2)*

                                   ZILA, INC.
                       -----------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    989513205
                                    ---------
                                 (CUSIP Number)

                                  June 3, 2008
                                 --------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_| Rule 13d-1 (b)
         |X| Rule 13d-1 (c)
         |_| Rule 13d-1 (d)


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 989513205
--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSON: Visium Balanced Fund, LP
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
                                                                      (b) |X|
--------- ----------------------------------------------------------------------
3         SEC USE ONLY

--------- ----------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------- ----------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       ---- --------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER: 1,841,046 shares of Common Stock.  *
OWNED BY     ---- --------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    ---- --------------------------------------------------------------
PERSON       8    SHARES DISPOSITIVE POWER: 1,841,046 shares of Common Stock. *
--------- ----------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,841,046 shares of Common Stock. *
--------- ----------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          | |
--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          2.7% *
--------- ----------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          PN
--------- ----------------------------------------------------------------------

*Based on 67,807,778 shares of the common stock, $0.001 par value per share (the "Common Stock"), outstanding of Zila, Inc., a Delaware corporation (the "Issuer") as of June 3, 2008, as reported in the Issuer's (1) Quarterly Report on Form 10Q, as filed with the Securities and Exchange Commission on March 11, 2008, as 62,097,174 Common Stock of the Issuer issued and outstanding as of March 1, 2008, (2) Current Report on Form 8-K, as filed with the Securities and Exchange Commission on May 2, 2008, which reported an issuance of 1,084,009 Common Stock of the Issuer on April 30, 2008, and (3) Current Report on Form 8-K, as filed with the Securities and Exchange Commission on June 6, 2008, which reported an issuance of 4,626,595 Common Stock of the Issuer upon entry into a Registration Rights Agreement, under which the Issuer agreed to file a resale registration statement covering the Second Amendment Agreement with certain of its investors. As of June 3, 2008, (i) Visium Balanced Fund, LP, a Delaware limited partnership ("VBF"), held 1,067,616 shares of Common Stock and a 7% Second Amended and Restated Senior Secured Convertible Note ("Note"), in the aggregate principal amount of $1,701,546, which is convertible into 773,430 shares of Common Stock at a conversion rate of $2.20 per share, (ii) Visium Long Bias Fund, LP, a Delaware limited partnership ("VLBF"), held 328,845 shares of Common Stock and a Note in the aggregate principal amount of $524,113, which is convertible into 238,233 shares of Common Stock at a conversion rate of $2.20 per share, (iii) Visium Balanced Offshore Fund, Ltd., a Cayman Islands exempted company ("VBOF"), held 1,777,840 shares of Common Stock and a Note in the aggregate principal amount of $2,833,486, which is convertible into 1,287,948 shares of Common Stock at a conversion rate of $2.20 per share, (iv) Visium Long Bias Offshore Fund, Ltd., A Cayman Islands exempted company ("VLBOF"), held 1,246,029 shares of Common stock and a Note in the aggregate principal amount of $1,985,896, which is convertible into 902,680 shares of Common Stock at a conversion rate of $2.20 per share and (v) a separately managed account held by Atlas Master Fund, Ltd. ("AMF"), held 285,458 shares of Common Stock and a Note in the aggregate amount of $454,960, which is convertible into 206,800 shares of Common Stock at a conversion rate of $2.20 per share. The Notes permit the Issuer, at its option, to pay interest in cash or Common Stock. Visium Asset Management, LP, a Delaware limited partnership, manages VBF, VLBF, VBOF and VLBOF. Visium Asset Management, LP also served as a sub-advisor of AMF with respect to the separately managed account (VBF, VLBF, VBOF, VLBOF and AMF, collectively, the "Investors"). Visium Capital Management, LLC, a Delaware limited liability company, is the General Partner of VBF and VLBF. Jacob Gottlieb is the principal of Visium Asset Management, LP and sole managing member of Visium Capital Management, LLC and has voting and investment power over the securities held by the Investors as reported in this Schedule 13G, as amended. Thus, as of June 3, 2008, for purposes of Reg.Section 240.13d-3, the Investors, Visium Asset Management, LP, Visium Capital Management, LLC and Jacob Gottlieb in the aggregate beneficially own 11.4% of the shares of Common Stock. Each of Visium Asset Management, LP, Visium Capital Management, LLC and Jacob Gottlieb disclaims beneficial ownership of the securities of the Issuer held by the Investors, except to the extent of such person's pecuniary interest in the Investors, if any. Each of the Investors disclaims beneficial ownership of the securities of the Issuer held by the other Investors, except to the extent of such Investor's pecuniary interest in the Investors, if any. The filing of this
Schedule 13G, as amended, shall not be deemed an admission that any person is, for purposes of Section 13 of the Securities Exchange Act of 1934 or otherwise, the beneficial owner of any equity securities covered by or described in this Schedule (as amended).

CUSIP No. 989513205
--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSON: Visium Long Bias Fund, LP
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
                                                                      (b) |X|
--------- ----------------------------------------------------------------------
3         SEC USE ONLY

--------- ----------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------- ----------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       ---- --------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  567,078 shares of Common Stock.  *
OWNED BY     ---- --------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    ---- --------------------------------------------------------------
PERSON       8    SHARES DISPOSITIVE POWER:  567,078 shares of Common Stock. *
--------- ----------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          567,078 shares of Common Stock. *
--------- ----------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          | |
--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          0.8% *
--------- ----------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          PN
--------- ----------------------------------------------------------------------

*Based on 67,807,778 shares of the common stock, $0.001 par value per share (the "Common Stock"), outstanding of Zila, Inc., a Delaware corporation (the "Issuer") as of June 3, 2008, as reported in the Issuer's (1) Quarterly Report on Form 10Q, as filed with the Securities and Exchange Commission on March 11, 2008, as 62,097,174 Common Stock of the Issuer issued and outstanding as of March 1, 2008, (2) Current Report on Form 8-K, as filed with the Securities and Exchange Commission on May 2, 2008, which reported an issuance of 1,084,009 Common Stock of the Issuer on April 30, 2008, and (3) Current Report on Form 8-K, as filed with the Securities and Exchange Commission on June 6, 2008, which reported an issuance of 4,626,595 Common Stock of the Issuer upon entry into a Registration Rights Agreement, under which the Issuer agreed to file a resale registration statement covering the Second Amendment Agreement with certain of its investors. As of June 3, 2008, (i) Visium Balanced Fund, LP, a Delaware limited partnership ("VBF"), held 1,067,616 shares of Common Stock and a 7% Second Amended and Restated Senior Secured Convertible Note ("Note"), in the aggregate principal amount of $1,701,546, which is convertible into 773,430 shares of Common Stock at a conversion rate of $2.20 per share, (ii) Visium Long Bias Fund, LP, a Delaware limited partnership ("VLBF"), held 328,845 shares of Common Stock and a Note in the aggregate principal amount of $524,113, which is convertible into 238,233 shares of Common Stock at a conversion rate of $2.20 per share, (iii) Visium Balanced Offshore Fund, Ltd., a Cayman Islands exempted company ("VBOF"), held 1,777,840 shares of Common Stock and a Note in the aggregate principal amount of $2,833,486, which is convertible into 1,287,948 shares of Common Stock at a conversion rate of $2.20 per share, (iv) Visium Long Bias Offshore Fund, Ltd., A Cayman Islands exempted company ("VLBOF"), held 1,246,029 shares of Common stock and a Note in the aggregate principal amount of $1,985,896, which is convertible into 902,680 shares of Common Stock at a conversion rate of $2.20 per share and (v) a separately managed account held by Atlas Master Fund, Ltd. ("AMF"), held 285,458 shares of Common Stock and a Note in the aggregate amount of $454,960, which is convertible into 206,800 shares of Common Stock at a conversion rate of $2.20 per share. The Notes permit the Issuer, at its option, to pay interest in cash or Common Stock. Visium Asset Management, LP, a Delaware limited partnership, manages VBF, VLBF, VBOF and VLBOF. Visium Asset Management, LP also served as a sub-advisor of AMF with respect to the separately managed account (VBF, VLBF, VBOF, VLBOF and AMF, collectively, the "Investors"). Visium Capital Management, LLC, a Delaware limited liability company, is the General Partner of VBF and VLBF. Jacob Gottlieb is the principal of Visium Asset Management, LP and sole managing member of Visium Capital Management, LLC and has voting and investment power over the securities held by the Investors as reported in this Schedule 13G, as amended. Thus, as of June 3, 2008, for purposes of Reg.Section 240.13d-3, the Investors, Visium Asset Management, LP, Visium Capital Management, LLC and Jacob Gottlieb in the aggregate beneficially own 11.4% of the shares of Common Stock. Each of Visium Asset Management, LP, Visium Capital Management, LLC and Jacob Gottlieb disclaims beneficial ownership of the securities of the Issuer held by the Investors, except to the extent of such person's pecuniary interest in the Investors, if any. Each of the Investors disclaims beneficial ownership of the securities of the Issuer held by the other Investors, except to the extent of such Investor's pecuniary interest in the Investors, if any. The filing of this
Schedule 13G, as amended, shall not be deemed an admission that any person is, for purposes of Section 13 of the Securities Exchange Act of 1934 or otherwise, the beneficial owner of any equity securities covered by or described in this Schedule (as amended).

CUSIP No. 989513205
---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON: Visium Balanced Offshore Fund, Ltd.
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |_|
                                                                      (b) |X|
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
           Cayman Islands
-------------------- ---------- ------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       ---- --------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  3,065,788 shares of Common Stock. *
OWNED BY     ---- --------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    ---- --------------------------------------------------------------
PERSON       8    SHARES DISPOSITIVE POWER:  3,065,788 shares of Common Stock. *
---------- ---------------------------------------------------------------------
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,065,788 shares of Common Stock. *
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
           | |
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           4.4% *
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON
           OO
---------- ---------------------------------------------------------------------

*Based on 67,807,778 shares of the common stock, $0.001 par value per share (the "Common Stock"), outstanding of Zila, Inc., a Delaware corporation (the "Issuer") as of June 3, 2008, as reported in the Issuer's (1) Quarterly Report on Form 10Q, as filed with the Securities and Exchange Commission on March 11, 2008, as 62,097,174 Common Stock of the Issuer issued and outstanding as of March 1, 2008, (2) Current Report on Form 8-K, as filed with the Securities and Exchange Commission on May 2, 2008, which reported an issuance of 1,084,009 Common Stock of the Issuer on April 30, 2008, and (3) Current Report on Form 8-K, as filed with the Securities and Exchange Commission on June 6, 2008, which reported an issuance of 4,626,595 Common Stock of the Issuer upon entry into a Registration Rights Agreement, under which the Issuer agreed to file a resale registration statement covering the Second Amendment Agreement with certain of its investors. As of June 3, 2008, (i) Visium Balanced Fund, LP, a Delaware limited partnership ("VBF"), held 1,067,616 shares of Common Stock and a 7% Second Amended and Restated Senior Secured Convertible Note ("Note"), in the aggregate principal amount of $1,701,546, which is convertible into 773,430 shares of Common Stock at a conversion rate of $2.20 per share, (ii) Visium Long Bias Fund, LP, a Delaware limited partnership ("VLBF"), held 328,845 shares of Common Stock and a Note in the aggregate principal amount of $524,113, which is convertible into 238,233 shares of Common Stock at a conversion rate of $2.20 per share, (iii) Visium Balanced Offshore Fund, Ltd., a Cayman Islands exempted company ("VBOF"), held 1,777,840 shares of Common Stock and a Note in the aggregate principal amount of $2,833,486, which is convertible into 1,287,948 shares of Common Stock at a conversion rate of $2.20 per share, (iv) Visium Long Bias Offshore Fund, Ltd., A Cayman Islands exempted company ("VLBOF"), held 1,246,029 shares of Common stock and a Note in the aggregate principal amount of $1,985,896, which is convertible into 902,680 shares of Common Stock at a conversion rate of $2.20 per share and (v) a separately managed account held by Atlas Master Fund, Ltd. ("AMF"), held 285,458 shares of Common Stock and a Note in the aggregate amount of $454,960, which is convertible into 206,800 shares of Common Stock at a conversion rate of $2.20 per share. The Notes permit the Issuer, at its option, to pay interest in cash or Common Stock. Visium Asset Management, LP, a Delaware limited partnership, manages VBF, VLBF, VBOF and VLBOF. Visium Asset Management, LP also served as a sub-advisor of AMF with respect to the separately managed account (VBF, VLBF, VBOF, VLBOF and AMF, collectively, the "Investors"). Visium Capital Management, LLC, a Delaware limited liability company, is the General Partner of VBF and VLBF. Jacob Gottlieb is the principal of Visium Asset Management, LP and sole managing member of Visium Capital Management, LLC and has voting and investment power over the securities held by the Investors as reported in this Schedule 13G, as amended. Thus, as of June 3, 2008, for purposes of Reg.Section 240.13d-3, the Investors, Visium Asset Management, LP, Visium Capital Management, LLC and Jacob Gottlieb in the aggregate beneficially own 11.4% of the shares of Common Stock. Each of Visium Asset Management, LP, Visium Capital Management, LLC and Jacob Gottlieb disclaims beneficial ownership of the securities of the Issuer held by the Investors, except to the extent of such person's pecuniary interest in the Investors, if any. Each of the Investors disclaims beneficial ownership of the securities of the Issuer held by the other Investors, except to the extent of such Investor's pecuniary interest in the Investors, if any. The filing of this
Schedule 13G, as amended, shall not be deemed an admission that any person is, for purposes of Section 13 of the Securities Exchange Act of 1934 or otherwise, the beneficial owner of any equity securities covered by or described in this Schedule (as amended).

CUSIP No. 989513205
--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSON: Visium Long Bias Offshore Fund, Ltd.
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
                                                                      (b) |X|
--------- ----------------------------------------------------------------------
3         SEC USE ONLY

--------- ----------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Cayman Islands
--------- ----------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       ---- --------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  2,148,709 shares of Common Stock.  *
OWNED BY     ---- --------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    ---- --------------------------------------------------------------
PERSON       8    SHARES DISPOSITIVE POWER:  2,148,709 shares of Common Stock. *
--------- ----------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,148,709 shares of Common Stock. *
--------- ----------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          | |
--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          3.1% *
--------- ----------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          OO
--------- ----------------------------------------------------------------------

*Based on 67,807,778 shares of the common stock, $0.001 par value per share (the "Common Stock"), outstanding of Zila, Inc., a Delaware corporation (the "Issuer") as of June 3, 2008, as reported in the Issuer's (1) Quarterly Report on Form 10Q, as filed with the Securities and Exchange Commission on March 11, 2008, as 62,097,174 Common Stock of the Issuer issued and outstanding as of March 1, 2008, (2) Current Report on Form 8-K, as filed with the Securities and Exchange Commission on May 2, 2008, which reported an issuance of 1,084,009 Common Stock of the Issuer on April 30, 2008, and (3) Current Report on Form 8-K, as filed with the Securities and Exchange Commission on June 6, 2008, which reported an issuance of 4,626,595 Common Stock of the Issuer upon entry into a Registration Rights Agreement, under which the Issuer agreed to file a resale registration statement covering the Second Amendment Agreement with certain of its investors. As of June 3, 2008, (i) Visium Balanced Fund, LP, a Delaware limited partnership ("VBF"), held 1,067,616 shares of Common Stock and a 7% Second Amended and Restated Senior Secured Convertible Note ("Note"), in the aggregate principal amount of $1,701,546, which is convertible into 773,430 shares of Common Stock at a conversion rate of $2.20 per share, (ii) Visium Long Bias Fund, LP, a Delaware limited partnership ("VLBF"), held 328,845 shares of Common Stock and a Note in the aggregate principal amount of $524,113, which is convertible into 238,233 shares of Common Stock at a conversion rate of $2.20 per share, (iii) Visium Balanced Offshore Fund, Ltd., a Cayman Islands exempted company ("VBOF"), held 1,777,840 shares of Common Stock and a Note in the aggregate principal amount of $2,833,486, which is convertible into 1,287,948 shares of Common Stock at a conversion rate of $2.20 per share, (iv) Visium Long Bias Offshore Fund, Ltd., A Cayman Islands exempted company ("VLBOF"), held 1,246,029 shares of Common stock and a Note in the aggregate principal amount of $1,985,896, which is convertible into 902,680 shares of Common Stock at a conversion rate of $2.20 per share and (v) a separately managed account held by Atlas Master Fund, Ltd. ("AMF"), held 285,458 shares of Common Stock and a Note in the aggregate amount of $454,960, which is convertible into 206,800 shares of Common Stock at a conversion rate of $2.20 per share. The Notes permit the Issuer, at its option, to pay interest in cash or Common Stock. Visium Asset Management, LP, a Delaware limited partnership, manages VBF, VLBF, VBOF and VLBOF. Visium Asset Management, LP also served as a sub-advisor of AMF with respect to the separately managed account (VBF, VLBF, VBOF, VLBOF and AMF, collectively, the "Investors"). Visium Capital Management, LLC, a Delaware limited liability company, is the General Partner of VBF and VLBF. Jacob Gottlieb is the principal of Visium Asset Management, LP and sole managing member of Visium Capital Management, LLC and has voting and investment power over the securities held by the Investors as reported in this Schedule 13G, as amended. Thus, as of June 3, 2008, for purposes of Reg.Section 240.13d-3, the Investors, Visium Asset Management, LP, Visium Capital Management, LLC and Jacob Gottlieb in the aggregate beneficially own 11.4% of the shares of Common Stock. Each of Visium Asset Management, LP, Visium Capital Management, LLC and Jacob Gottlieb disclaims beneficial ownership of the securities of the Issuer held by the Investors, except to the extent of such person's pecuniary interest in the Investors, if any. Each of the Investors disclaims beneficial ownership of the securities of the Issuer held by the other Investors, except to the extent of such Investor's pecuniary interest in the Investors, if any. The filing of this
Schedule 13G, as amended, shall not be deemed an admission that any person is, for purposes of Section 13 of the Securities Exchange Act of 1934 or otherwise, the beneficial owner of any equity securities covered by or described in this Schedule (as amended).

CUSIP No. 989513205
--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSON: Visium Asset Management, LP
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
                                                                      (b) |X|
--------- ----------------------------------------------------------------------
3         SEC USE ONLY

--------- ----------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------- ----------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       ---- --------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  8,114,879 shares of Common Stock.  *
OWNED BY     ---- --------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    ---- --------------------------------------------------------------
PERSON       8    SHARES DISPOSITIVE POWER:  8,114,879 shares of Common Stock. *
--------- ----------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          8,114,879 shares of Common Stock. *
--------- ----------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          | |
--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          11.4% *
--------- ----------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          OO
--------- ----------------------------------------------------------------------

*Based on 67,807,778 shares of the common stock, $0.001 par value per share (the "Common Stock"), outstanding of Zila, Inc., a Delaware corporation (the "Issuer") as of June 3, 2008, as reported in the Issuer's (1) Quarterly Report on Form 10Q, as filed with the Securities and Exchange Commission on March 11, 2008, as 62,097,174 Common Stock of the Issuer issued and outstanding as of March 1, 2008, (2) Current Report on Form 8-K, as filed with the Securities and Exchange Commission on May 2, 2008, which reported an issuance of 1,084,009 Common Stock of the Issuer on April 30, 2008, and (3) Current Report on Form 8-K, as filed with the Securities and Exchange Commission on June 6, 2008, which reported an issuance of 4,626,595 Common Stock of the Issuer upon entry into a Registration Rights Agreement, under which the Issuer agreed to file a resale registration statement covering the Second Amendment Agreement with certain of its investors. As of June 3, 2008, (i) Visium Balanced Fund, LP, a Delaware limited partnership ("VBF"), held 1,067,616 shares of Common Stock and a 7% Second Amended and Restated Senior Secured Convertible Note ("Note"), in the aggregate principal amount of $1,701,546, which is convertible into 773,430 shares of Common Stock at a conversion rate of $2.20 per share, (ii) Visium Long Bias Fund, LP, a Delaware limited partnership ("VLBF"), held 328,845 shares of Common Stock and a Note in the aggregate principal amount of $524,113, which is convertible into 238,233 shares of Common Stock at a conversion rate of $2.20 per share, (iii) Visium Balanced Offshore Fund, Ltd., a Cayman Islands exempted company ("VBOF"), held 1,777,840 shares of Common Stock and a Note in the aggregate principal amount of $2,833,486, which is convertible into 1,287,948 shares of Common Stock at a conversion rate of $2.20 per share, (iv) Visium Long Bias Offshore Fund, Ltd., A Cayman Islands exempted company ("VLBOF"), held 1,246,029 shares of Common stock and a Note in the aggregate principal amount of $1,985,896, which is convertible into 902,680 shares of Common Stock at a conversion rate of $2.20 per share and (v) a separately managed account held by Atlas Master Fund, Ltd. ("AMF"), held 285,458 shares of Common Stock and a Note in the aggregate amount of $454,960, which is convertible into 206,800 shares of Common Stock at a conversion rate of $2.20 per share. The Notes permit the Issuer, at its option, to pay interest in cash or Common Stock. Visium Asset Management, LP, a Delaware limited partnership, manages VBF, VLBF, VBOF and VLBOF. Visium Asset Management, LP also served as a sub-advisor of AMF with respect to the separately managed account (VBF, VLBF, VBOF, VLBOF and AMF, collectively, the "Investors"). Visium Capital Management, LLC, a Delaware limited liability company, is the General Partner of VBF and VLBF. Jacob Gottlieb is the principal of Visium Asset Management, LP and sole managing member of Visium Capital Management, LLC and has voting and investment power over the securities held by the Investors as reported in this Schedule 13G, as amended. Thus, as of June 3, 2008, for purposes of Reg.Section 240.13d-3, the Investors, Visium Asset Management, LP, Visium Capital Management, LLC and Jacob Gottlieb in the aggregate beneficially own 11.4% of the shares of Common Stock. Each of Visium Asset Management, LP, Visium Capital Management, LLC and Jacob Gottlieb disclaims beneficial ownership of the securities of the Issuer held by the Investors, except to the extent of such person's pecuniary interest in the Investors, if any. Each of the Investors disclaims beneficial ownership of the securities of the Issuer held by the other Investors, except to the extent of such Investor's pecuniary interest in the Investors, if any. The filing of this
Schedule 13G, as amended, shall not be deemed an admission that any person is, for purposes of Section 13 of the Securities Exchange Act of 1934 or otherwise, the beneficial owner of any equity securities covered by or described in this Schedule (as amended).

CUSIP No. 989513205
--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSON: Visium Capital Management, LLC
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
                                                                      (b) |X|
--------- ----------------------------------------------------------------------
3         SEC USE ONLY

--------- ----------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------- ----------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       ---- --------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  2,408,124 shares of Common Stock.  *
OWNED BY     ---- --------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    ---- --------------------------------------------------------------
PERSON       8    SHARES DISPOSITIVE POWER:  2,408,124 shares of Common Stock. *
--------- ----------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,408,124 shares of Common Stock. *
--------- ----------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          | |
--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          3.5% *
--------- ----------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          OO
--------- ----------------------------------------------------------------------

*Based on 67,807,778 shares of the common stock, $0.001 par value per share (the "Common Stock"), outstanding of Zila, Inc., a Delaware corporation (the "Issuer") as of June 3, 2008, as reported in the Issuer's (1) Quarterly Report on Form 10Q, as filed with the Securities and Exchange Commission on March 11, 2008, as 62,097,174 Common Stock of the Issuer issued and outstanding as of March 1, 2008, (2) Current Report on Form 8-K, as filed with the Securities and Exchange Commission on May 2, 2008, which reported an issuance of 1,084,009 Common Stock of the Issuer on April 30, 2008, and (3) Current Report on Form 8-K, as filed with the Securities and Exchange Commission on June 6, 2008, which reported an issuance of 4,626,595 Common Stock of the Issuer upon entry into a Registration Rights Agreement, under which the Issuer agreed to file a resale registration statement covering the Second Amendment Agreement with certain of its investors. As of June 3, 2008, (i) Visium Balanced Fund, LP, a Delaware limited partnership ("VBF"), held 1,067,616 shares of Common Stock and a 7% Second Amended and Restated Senior Secured Convertible Note ("Note"), in the aggregate principal amount of $1,701,546, which is convertible into 773,430 shares of Common Stock at a conversion rate of $2.20 per share, (ii) Visium Long Bias Fund, LP, a Delaware limited partnership ("VLBF"), held 328,845 shares of Common Stock and a Note in the aggregate principal amount of $524,113, which is convertible into 238,233 shares of Common Stock at a conversion rate of $2.20 per share, (iii) Visium Balanced Offshore Fund, Ltd., a Cayman Islands exempted company ("VBOF"), held 1,777,840 shares of Common Stock and a Note in the aggregate principal amount of $2,833,486, which is convertible into 1,287,948 shares of Common Stock at a conversion rate of $2.20 per share, (iv) Visium Long Bias Offshore Fund, Ltd., A Cayman Islands exempted company ("VLBOF"), held 1,246,029 shares of Common stock and a Note in the aggregate principal amount of $1,985,896, which is convertible into 902,680 shares of Common Stock at a conversion rate of $2.20 per share and (v) a separately managed account held by Atlas Master Fund, Ltd. ("AMF"), held 285,458 shares of Common Stock and a Note in the aggregate amount of $454,960, which is convertible into 206,800 shares of Common Stock at a conversion rate of $2.20 per share. The Notes permit the Issuer, at its option, to pay interest in cash or Common Stock. Visium Asset Management, LP, a Delaware limited partnership, manages VBF, VLBF, VBOF and VLBOF. Visium Asset Management, LP also served as a sub-advisor of AMF with respect to the separately managed account (VBF, VLBF, VBOF, VLBOF and AMF, collectively, the "Investors"). Visium Capital Management, LLC, a Delaware limited liability company, is the General Partner of VBF and VLBF. Jacob Gottlieb is the principal of Visium Asset Management, LP and sole managing member of Visium Capital Management, LLC and has voting and investment power over the securities held by the Investors as reported in this Schedule 13G, as amended. Thus, as of June 3, 2008, for purposes of Reg.Section 240.13d-3, the Investors, Visium Asset Management, LP, Visium Capital Management, LLC and Jacob Gottlieb in the aggregate beneficially own 11.4% of the shares of Common Stock. Each of Visium Asset Management, LP, Visium Capital Management, LLC and Jacob Gottlieb disclaims beneficial ownership of the securities of the Issuer held by the Investors, except to the extent of such person's pecuniary interest in the Investors, if any. Each of the Investors disclaims beneficial ownership of the securities of the Issuer held by the other Investors, except to the extent of such Investor's pecuniary interest in the Investors, if any. The filing of this
Schedule 13G, as amended, shall not be deemed an admission that any person is, for purposes of Section 13 of the Securities Exchange Act of 1934 or otherwise, the beneficial owner of any equity securities covered by or described in this Schedule (as amended).

CUSIP No. 989513205
---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON: Jacob Gottlieb

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |_|
                                                                    (b) |X|
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

-------------------- ---------- ------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       ---- --------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  8,114,879 shares of Common Stock. *
OWNED BY     ---- --------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    ---- --------------------------------------------------------------
PERSON       8    SHARES DISPOSITIVE POWER:  8,114,879 shares of Common Stock. *
--------- ----------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          8,114,879 shares of Common Stock. *
--------- ----------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          | |
--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          11.4% *
--------- ----------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          IN
--------- ----------------------------------------------------------------------

*Based on 67,807,778 shares of the common stock, $0.001 par value per share (the "Common Stock"), outstanding of Zila, Inc., a Delaware corporation (the "Issuer") as of June 3, 2008, as reported in the Issuer's (1) Quarterly Report on Form 10Q, as filed with the Securities and Exchange Commission on March 11, 2008, as 62,097,174 Common Stock of the Issuer issued and outstanding as of March 1, 2008, (2) Current Report on Form 8-K, as filed with the Securities and Exchange Commission on May 2, 2008, which reported an issuance of 1,084,009 Common Stock of the Issuer on April 30, 2008, and (3) Current Report on Form 8-K, as filed with the Securities and Exchange Commission on June 6, 2008, which reported an issuance of 4,626,595 Common Stock of the Issuer upon entry into a Registration Rights Agreement, under which the Issuer agreed to file a resale registration statement covering the Second Amendment Agreement with certain of its investors. As of June 3, 2008, (i) Visium Balanced Fund, LP, a Delaware limited partnership ("VBF"), held 1,067,616 shares of Common Stock and a 7% Second Amended and Restated Senior Secured Convertible Note ("Note"), in the aggregate principal amount of $1,701,546, which is convertible into 773,430 shares of Common Stock at a conversion rate of $2.20 per share, (ii) Visium Long Bias Fund, LP, a Delaware limited partnership ("VLBF"), held 328,845 shares of Common Stock and a Note in the aggregate principal amount of $524,113, which is convertible into 238,233 shares of Common Stock at a conversion rate of $2.20 per share, (iii) Visium Balanced Offshore Fund, Ltd., a Cayman Islands exempted company ("VBOF"), held 1,777,840 shares of Common Stock and a Note in the aggregate principal amount of $2,833,486, which is convertible into 1,287,948 shares of Common Stock at a conversion rate of $2.20 per share, (iv) Visium Long Bias Offshore Fund, Ltd., A Cayman Islands exempted company ("VLBOF"), held 1,246,029 shares of Common stock and a Note in the aggregate principal amount of $1,985,896, which is convertible into 902,680 shares of Common Stock at a conversion rate of $2.20 per share and (v) a separately managed account held by Atlas Master Fund, Ltd. ("AMF"), held 285,458 shares of Common Stock and a Note in the aggregate amount of $454,960, which is convertible into 206,800 shares of Common Stock at a conversion rate of $2.20 per share. The Notes permit the Issuer, at its option, to pay interest in cash or Common Stock. Visium Asset Management, LP, a Delaware limited partnership, manages VBF, VLBF, VBOF and VLBOF. Visium Asset Management, LP also served as a sub-advisor of AMF with respect to the separately managed account (VBF, VLBF, VBOF, VLBOF and AMF, collectively, the "Investors"). Visium Capital Management, LLC, a Delaware limited liability company, is the General Partner of VBF and VLBF. Jacob Gottlieb is the principal of Visium Asset Management, LP and sole managing member of Visium Capital Management, LLC and has voting and investment power over the securities held by the Investors as reported in this Schedule 13G, as amended. Thus, as of June 3, 2008, for purposes of Reg.Section 240.13d-3, the Investors, Visium Asset Management, LP, Visium Capital Management, LLC and Jacob Gottlieb in the aggregate beneficially own 11.4% of the shares of Common Stock. Each of Visium Asset Management, LP, Visium Capital Management, LLC and Jacob Gottlieb disclaims beneficial ownership of the securities of the Issuer held by the Investors, except to the extent of such person's pecuniary interest in the Investors, if any. Each of the Investors disclaims beneficial ownership of the securities of the Issuer held by the other Investors, except to the extent of such Investor's pecuniary interest in the Investors, if any. The filing of this
Schedule 13G, as amended, shall not be deemed an admission that any person is, for purposes of Section 13 of the Securities Exchange Act of 1934 or otherwise, the beneficial owner of any equity securities covered by or described in this Schedule (as amended).

CUSIP No. 989513205

Item 1(a).  Name of Issuer:  Zila, Inc. (the "Issuer")

Item 1(b).  Address of Issuer's Principal Executive Offices:
            5227 North 7th Street
            PHOENIX, AZ 85014

Item 2(a)-(c).

            This Schedule 13G is filed on behalf of:

          (1)  Visium Balanced Fund, LP, a Delaware limited partnership ("VBF"),
               with  its   principal   business   office  at  c/o  Visium  Asset
               Management, LP, 950 Third Avenue, New York, NY 10022;

          (2) Visium Long Bias Fund, LP, a Delaware limited partnership ("VLBF"), with its principal business office at c/o Visium Asset Management, LP, 950 Third Avenue, New York, NY 10022;

          (3) Visium Balanced Offshore Fund, Ltd., a Cayman Islands exempted company ("VBOF"), with its principal business office at c/o Morgan Stanley Fund Services (Cayman) Limited, P.O. Box 2681GT, Century yard, 4th Floor, Cricket Square, Hutchins Drive, Grand Cayman, Cayman Islands, British West Indies;

          (4) Visium Long Bias Offshore Fund, Ltd, a Cayman Islands exempted company ("VLBOF"), with its principal business office at c/o Morgan Stanley Fund Services (Cayman) Limited, P.O. Box 2681GT, Century yard, 4th Floor, Cricket Square, Hutchins Drive, Grand Cayman, Cayman Islands, British West Indies;

          (5) Visium Asset Management, LP, a Delaware limited partnership ("VAM"), with its principal business office at c/o Visium Asset Management, LP, 950 Third Avenue, New York, NY 10022;

          (6) Visium Capital Management, LLC, a Delaware limited liability company ("VCM"), with its principal business office at c/o Visium Asset Management, LP, 950 Third Avenue, New York, NY 10022; and

          (7)  Jacob Gottlieb.

VAM is the investment manager to VBF, VLBF, VBOF, VLBOF and a separately managed account held by Atlas Master Fund, Ltd. ("AMF") (VBF, VLBF, VBOF, VLBOF and AMF, collectively, the "Investors"). VCM is the General Partner of VBF and VLB. Jacob Gottlieb is the principal of VAM and sole managing member of VCM and has voting and investment power over the securities owned by the Investors as reported in this Schedule 13G, as amended. Each of VAM, VCM and Jacob Gottlieb disclaims beneficial ownership of the securities of the Issuer held by the Investors, except to the extent of such person's pecuniary interest in the Investors, if any. Each of the Investors disclaims beneficial ownership of the securities of the Issuer held by the other Investors, except to the extent of such Investor's pecuniary interest in the Investors, if any. The filing of this Schedule 13G, as amended, shall not be deemed an admission that any person is, for purposes of

Section 13 of the Securities Exchange Act of 1934 or otherwise, the beneficial owner of any equity securities covered by or described in this Schedule (as amended).

Item 2(d).  Title of Class of Securities:

                    Common Stock, $0.001 per share ("Common Stock")

Item 2(e).  CUSIP Number:

                    989513205

Item 3.     Not Applicable

Item 4.     Ownership:

        VBF

        (a) Amount Beneficially Owned:

               1,841,046  shares of Common Stock,  which  consist of:  1,067,616 shares of Common Stock and a 7% Second Amended and Restated Senior Secured Convertible Note ("Note"), in the aggregate principal amount of $1,701,546, which is convertible into 773,430 shares of Common Stock at a conversion rate of $2.20 per share. The Note permits the Issuer, at its option, to pay interest in cash or Common Stock.

        (b) Percent of Class: 2.7%

        (c) Number of shares as to which such person has:

            (i) sole power to vote or to direct the vote: 0 shares of Common Stock.*

            (ii) shared power to vote or to direct the vote: 1,841,046 shares of Common Stock. *

            (iii) sole power to dispose or to direct the disposition of: 0 shares of Common Stock. *

            (iv)  shared power to dispose or to direct the disposition of:
                  1,841,046 shares of Common Stock. *


        VLBF

        (a) Amount Beneficially Owned:

               567,078 shares of Common Stock, which consist of: 328,845 shares of Common Stock and a Note in the aggregate principal amount of $524,113, which is convertible into 238,233 shares of Common Stock at a conversion rate of $2.20 per share. The Note permits the Issuer, at its option, to pay interest in cash or Common Stock.

        (b) Percent of Class: 0.8%

        (c) Number of shares as to which such person has:

            (i) sole power to vote or to direct the vote: 0 shares of Common Stock.*

            (ii) shared power to vote or to direct the vote: 567,078 shares of Common Stock. *

            (iii) sole power to dispose or to direct the disposition of: 0 shares of Common Stock. *

            (iv)  shared power to dispose or to direct the disposition of:
                  567,078 shares of Common Stock. *


        VBOF

        (a) Amount Beneficially Owned:

               3,065,788  shares of Common Stock,  which  consist of:  1,777,840 shares of Common Stock and a Note in the aggregate principal amount of $2,833,486, which is convertible into 1,287,948 shares of Common Stock at a conversion rate of $2.20 per share. The Note permits the Issuer, at its option, to pay interest in cash or Common Stock.

        (b) Percent of Class: 4.4%

        (c) Number of shares as to which such person has:

            (i) sole power to vote or to direct the vote: 0 shares of Common Stock.*

            (ii) shared power to vote or to direct the vote: 3,065,788 shares of Common Stock. *

            (iii) sole power to dispose or to direct the disposition of: 0 shares of Common Stock. *

            (iv)  shared power to dispose or to direct the disposition of:
                  3,065,788 shares of Common Stock. *


         VLBOF

        (a) Amount Beneficially Owned:

               2,148,709  shares of Common Stock,  which  consist of:  1,246,029 shares of Common stock and a Note in the aggregate principal amount of $1,985,896, which is convertible into 902,680 shares of Common Stock at a conversion rate of $2.20 per share. The Note permits the Issuer, at its option, to pay interest in cash or Common Stock.

        (b) Percent of Class: 3.1%

        (c) Number of shares as to which such person has:

            (i) sole power to vote or to direct the vote: 0 shares of Common Stock.*

            (ii) shared power to vote or to direct the vote: 2,148,709 shares of Common Stock. *

            (iii) sole power to dispose or to direct the disposition of: 0 shares of Common Stock. *

            (iv)  shared power to dispose or to direct the disposition of:
                  2,148,709 shares of Common Stock. *


        VAM

        (a) Amount Beneficially Owned:

               By virtue of its position as investment advisor to each of VBF, VLBF, VBOF, VLBOF and its former position as a sub-advisor to a separately managed account held by AMF, VAM may be deemed to beneficially own 8,114,879 shares of Common Stock beneficially owned by the Investors.

        (b) Percent of Class: 11.4%

        (c) Number of shares as to which such person has:

            (i) sole power to vote or to direct the vote: 0 shares of Common Stock.*

            (ii) shared power to vote or to direct the vote: 8,114,879 shares of Common Stock. *

            (iii) sole power to dispose or to direct the disposition of: 0 shares of Common Stock. *

            (iv)  shared power to dispose or to direct the disposition of:
                  8,114,879 shares of Common Stock. *


        VCM

        (a) Amount Beneficially Owned:

               By virtue of its position as General Partner to each of VBF and VLBF, VCM may be deemed to beneficially own the 2,408,124 shares of Common Stock beneficially owned by VBF and VLBF.

        (b) Percent of Class: 3.5%

        (c) Number of shares as to which such person has:

            (i) sole power to vote or to direct the vote: 0 shares of Common Stock.*

            (ii) shared power to vote or to direct the vote: 2,408,124 shares of Common Stock. *

            (iii) sole power to dispose or to direct the disposition of: 0 shares of Common Stock. *

            (iv)  shared power to dispose or to direct the disposition of:
                  2,408,124 shares of Common Stock. *

        JACOB GOTTLIEB

        (a) Amount Beneficially Owned:

               By virtue of his position as General Partner of VAM and managing member of VCM, Mr. Gottlieb may be deemed to beneficially own 8,114,879 shares of Common Stock beneficially owned by the Investors.

        (b) Percent of Class: 11.4%

        (c) Number of shares as to which such person has:

            (i) sole power to vote or to direct the vote: 0 shares of Common Stock.*

            (ii) shared power to vote or to direct the vote: 8,114,879 shares of Common Stock. *

            (iii) sole power to dispose or to direct the disposition of: 0 shares of Common Stock. *

            (iv)  shared power to dispose or to direct the disposition of:
                  8,114,879 shares of Common Stock. *


Item 5.     Ownership of Five Percent or Less of a Class:
            Not applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:
            Not applicable

Item 7.     Identification and Classification of Subsidiary Which Acquired the
            Securities:  Not applicable

Item 8.     Identification and Classification of Members of the Group:
            Not applicable

Item 9.     Notice of Dissolution of Group: Not applicable

Item 10.    Certification:

            By signing below, I certify to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 989513205

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 8, 2008

   VISIUM ASSET MANAGEMENT, LP

   By:  /s/ Mark Gottlieb
        -------------------------------------------------------
        Mark Gottlieb
        Authorized Signatory



   VISIUM CAPITAL MANAGEMENT, LLC


   By:  /s/ Mark Gottlieb
        -------------------------------------------------------
        Mark Gottlieb
        Authorized Signatory



   VISIUM BALANCED FUND, LP


   By:  /s/ Mark Gottlieb
        -------------------------------------------------------
        Mark Gottlieb
        Authorized Signatory of Visium Capital Management, LLC,
        the general partner of Visium Balanced Fund, LP



   VISIUM LONG BIAS FUND, LP


   By:  /s/ Mark Gottlieb
        --------------------------------------------------------
        Mark Gottlieb
        Authorized Signatory of Visium Capital Management, LLC,
        the general partner of Visium Balanced Fund, LP



   VISIUM BALANCED OFFSHORE FUND, LTD.


   By:  /s/ Mark Gottlieb
        -------------------------------------------------------
        Mark Gottlieb
        Authorized Signatory



   VISIUM LONG BIAS OFFSHORE FUND, LTD.


   By:  /s/ Mark Gottlieb
        -------------------------------------------------------
        Mark Gottlieb
        Authorized Signatory



   JACOB GOTTLIEB


   By:  /s/ Mark Gottlieb
        -------------------------------------------------------
        Mark Gottlieb
        Attorney-in-fact for Jacob Gottlieb